Exhibit 99.1

Legend Biotech Corporation Announces Pricing of Public Offering

BRIDGEWATER, NJ – June 17, 2026 – Legend Biotech Corporation (NASDAQ: LEGN) (“Legend Biotech” or the “Company”), a global leader in cell therapy, today announced the pricing of an underwritten public offering of 7,700,000 American Depositary Shares (“ADSs”), each representing two ordinary shares of the Company, at a public offering price of $29.35 per ADS. In addition, Legend Biotech has granted the underwriters a 30-day option to purchase up to an additional 1,155,000 ADSs at the public offering price, less underwriting discounts and commissions. All of the ADSs are being offered by Legend Biotech. The gross proceeds to Legend Biotech from the offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by Legend Biotech, are expected to be approximately $226 million, excluding any proceeds from the exercise of the underwriters’ option to purchase additional ADSs. The offering is expected to close on June 23, 2026, subject to customary closing conditions.

Morgan Stanley, Jefferies, Citigroup and Deutsche Bank Securities are serving as joint book-running managers for the offering.

The ADSs are being offered by Legend Biotech pursuant to an effective shelf registration statement that was previously filed with the Securities and Exchange Commission (“SEC”). The offering is being made only by means of a written prospectus and prospectus supplement that form a part of the registration statement. A preliminary prospectus supplement and accompanying prospectus relating to and describing the terms of the offering was filed with the SEC on June 17, 2026. The final prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. A copy of the final prospectus supplement and the accompanying prospectus can be obtained, when available, from Morgan Stanley Asia Limited, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, email: prospectus@morganstanley.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone: (877) 821-7388, or by email: prospectus_department@jefferies.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone: (800) 831-9146; or Deutsche Bank Securities Inc., Attention: Prospectus Group, 1 Columbus Circle, New York, NY 10019, by telephone: (800) 503-4611, or by email: prospectus.cpdg@db.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities being offered, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Legend Biotech

With over 3,000 employees, Legend Biotech is the largest standalone cell therapy company and a pioneer in treatments that change cancer care forever. Legend Biotech is at the forefront of the CAR-T cell therapy revolution with CARVYKTI®, a one-time treatment for relapsed or refractory multiple myeloma, which it develops and markets with collaborator Johnson & Johnson. Centered in the United States, Legend Biotech is building an end-to-end cell therapy company by expanding its leadership to maximize CARVYKTI’s patient access and therapeutic potential. From this platform, Legend Biotech plans to drive future innovation across its pipeline of cutting-edge cell therapy modalities.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the closing of and expected gross proceeds from the public offering. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the proposed public offering on the anticipated terms or at all, and the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 10, 2026 as well as in Legend Biotech’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date hereof, and Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers should not rely upon the information in this press release as current or accurate after its publication date.

INVESTOR CONTACT:

Jessie Yeung

Tel: (732) 956-8271

jessie.yeung@legendbiotech.com

PRESS CONTACT:

Kim Fox

Tel: (848) 388-8445

media@legendbiotech.com